December 4, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	John Reynolds Assistant Director

Re:	CCHBC AG Registration Statement on Form F-4 Filed November 1, 2012 File No. 333-184685

Dear Mr. Reynolds:

This letter responds to the letter, dated November 28, 2012, to Coca-Cola HBC AG (“CCHBC”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”) on Form F-4 filed with the Commission on November 1, 2012 (the “Form F-4”).  CCHBC has also attached a copy of an amendment to the Form F-4 (the “Amended Form F-4”) which shows the changes CCHBC proposes to make in response to the Staff’s comments.  CCHBC appreciates the preliminary nature of the Staff’s review and looks forward to working with the Staff to resolve the Staff’s comments.  For your convenience, CCHBC has reproduced each of the Staff’s comments below and provided its responses following each comment.  Terms used in CCHBC’s responses that are defined in the Form F-4 have the meanings assigned to such terms in the Form F-4 (unless otherwise defined herein).

General

1.                                      In your response letter, tell us who will be included as a bidder in the tender offer when the Schedule TO is filed. In this regard, we note that Kar-Tess Holding incorporated Coca-Cola HBC AG (“CCHBC”) and will be its sole shareholder pending the completion of the exchange offer, it has endorsed the proposed re-listing under the new holding company structure and has announced it will tender all of its shares and thereby will become a major shareholder of CCHBC after the exchange offer. We further note that Kar-Tess Holdings reports beneficial ownership of 60.7% of Coca-Cola Hellenic (“Hellenic”) by virtue of shareholder agreements with other major shareholders, including the Coca-Cola Company.

Response:

CCHBC is proposed to be included as sole bidder on the Schedule TO for the exchange offer, the purpose and effect of which is to re-list the CCH Group under a new Swiss holding company, CCHBC.  We believe that this determination is consistent with the definition of “bidder” in Rule 14d-1(g)(2) and the Commission’s guidance on identifying the bidder in a tender offer as set out in Section II.D.2. of the Commission’s Current Issues and Rulemaking Projects Outline (November 14, 2000) (the “Outline”).  The Outline recognizes that a parent company of the bidder is not automatically viewed as a bidder, but what is relevant is the entity’s role in the tender offer in light of the facts and circumstances of the transaction.

As defined in Rule 14d-1(g)(2), a “bidder” is “any person who makes a tender offer or on whose behalf a tender offer is made.”  In the present instance, CCHBC, as the future new holding company of the CCH Group, will make the exchange offer.  The exchange offer will not be conducted on behalf of Kar-Tess Holding within the meaning of the Rule.  Kar-Tess Holding has stated (through its nominees on the CCHBC board meeting authorizing the launch of the exchange offer) that it will tender its Coca-Cola Hellenic Shares into the exchange offer on the same terms and conditions as the other shareholders of Coca-Cola Hellenic.  There is also no joint bidding agreement in place between Kar-Tess Holding and CCHBC, or Coca-Cola Hellenic, with respect to the exchange offer.

In addition, Kar-Tess Holding has not assumed and, until completion of the exchange offer, will not assume any significant role in establishing the terms and structuring the exchange offer or the associated financing.  In other terms, Kar-Tess Holding does not control the terms of the exchange offer in any material respect.  Kar-Tess Holding has undertaken to incorporate CCHBC and act as its sole shareholder pending completion of the exchange offer solely to facilitate the implementation of the transaction in a manner consistent with provisions of Greek law which are based on directives of the European Union on capital maintenance.  The board of directors of Coca-Cola Hellenic recommended the transaction, but Kar-Tess Holding’s nominees (as well as The Coca-Cola Company’s nominees) recused themselves from the related deliberations.

Transactional documents, including engagement and indemnity letters and the dealer-manager agreement entered into with certain affiliates of Credit Suisse, as well as the facilities obtained in connection with the exchange offer (including the Statutory Buy-Out Facility, the Bond Refinancing Facility and the now cancelled revolving credit refinancing facility) have been entered into directly with CCHBC, as the future new holding company of the CCH Group.  Consistent with its role in facilitating the transaction, Kar-Tess Holding has backstopped the payment of certain offer-related and operating expenses of CCHBC, which will be funded by the Statutory Buy-out Facility, in the form of a limited guarantee to the lenders thereunder and under backstop provisions included in engagement letters with certain affiliates of Credit Suisse.  The related exposure of Kar-Tess Holding is however not expected to exceed €30 million.  Kar-Tess Holding has also agreed to backstop certain indemnification and contribution arrangements with those Credit Suisse affiliates subject to an aggregate cap of €13.5 million.  In each case, Kar-Tess Holding’s commitments will terminate upon the settlement of the exchange offer.  Kar-Tess Holding did not have an active role in the negotiation of the terms of the engagement of Credit Suisse and its affiliates aside from the guarantee and backstop described above.

Kar-Tess Holding also has not sought any Tender Commitment from shareholders of Coca-Cola Hellenic or the consent of The Coca-Cola Company generally or in respect of the renewal of the bottler’s agreements, nor has it marketed the exchange offer to any holders of Coca-Cola Hellenic securities. Kar-Tess Holding entered into the Tender Commitment with The Coca-Cola Company and Coca-Cola Hellenic, but only for purposes of cross-consents with respect to the transactions entered into or contemplated to be entered into by Kar-Tess Holding in connection with the exchange offer and the entry into and performance by The Coca-Cola Company of the Tender Commitment, in each case in the light of notice and consent requirements under the Coca-Cola Hellenic shareholders’ agreement.

Kar-Tess Holding, together with other reporting persons, reported beneficial ownership of 220,356,064 Coca-Cola Hellenic Shares, representing 60.7% of the issued and outstanding Coca-Cola Hellenic Shares, but disclaimed beneficial ownership of the Coca-Cola Hellenic Shares it does not directly own.  Aside from the 85,355,019 Coca-Cola Hellenic Shares Kar-Tess Holding directly owns (representing approximately 23.5% of the issued and outstanding Coca-Cola Hellenic Shares), this total consists of (i) 85,112,078 Coca-Cola Hellenic Shares owned by The Coca-Cola Companies (of which the Kar-Tess group may be deemed to have beneficial ownership solely as a result of Kar-Tess Holding and The Coca-Cola Company Entities being parties to the Coca-Cola Hellenic Shareholders’ Agreement and by reason of the commitment of The Coca-Cola Company to cause The Coca-Cola Company Entities to tender into the exchange offer) and (ii) an additional 49,888,967 Coca-Cola Hellenic Shares, representing approximately 13.7% of the issued and outstanding Coca-Cola Hellenic Shares (of which the Kar-Tess group may be deemed to have beneficial ownership solely as a result of Tender Commitments received by CCHBC from certain other shareholders of Coca-Cola Hellenic).

2.                                      See our comment above. We note your disclosure that you do not have a tender agreement with Kar-Tess Holding itself. If Kar-Tess will be obligated to tender into the offer because of its agreements with other shareholders, please disclose. We note the existence of an Amended and Restated Shareholders Agreement between Kar-Tess and other Coca-Cola affiliates dated December 19, 2008.

Response:

To CCHBC’s knowledge, Kar-Tess Holding has not entered into any agreement obligating Kar-Tess Holding to tender its Coca-Cola Hellenic Shares in the exchange offer. Kar-Tess Holding has however stated (through its nominees on the CCHBC board meeting authorizing the launch of the exchange offer) that it will tender its shares into the exchange offer on the same terms and conditions as the other shareholders of Coca-Cola Hellenic and has taken certain actions to facilitate the exchange offer, as described above in response to Question 1.  Also as indicated above, Kar-Tess Holding and The Coca-Cola Company have given each other cross-consents with respect to the transactions entered into or contemplated to be entered into by Kar-Tess Holding in connection with the exchange offer and the entry into and performance by The Coca-Cola Company of the Tender Commitment, in each case in the light of notice and consent requirements under the Coca-Cola Hellenic shareholders’ agreement.

3.                                      In your response letter, tell us whether you believe this exchange offer is subject to Rule 13e-3. If you do not believe that Rule 13e-3 applies, explain why and identify the appropriate exemption or exception upon which you seek to rely. If you claim the exemption from Rule 13e-3 set forth in subsection (g)(2), analyze the applicability of each element of this exception, including the requirement that target security holders be offered only cash. In this regard, we direct your attention to C&DI 112.02 and the requirement that, where a cash and stock election feature is included in a tender offer, the cash be substantially equivalent to the share value at the time it is offered. Specifically address how you will meet this requirement when, under the terms of Greek law, the cash election will not be offered until a future date.

Response:

We do not believe that the proposed transaction constitutes a going private transaction subject to Exchange Act Rule 13e-3.  The purpose and intended effect of the transaction is to relist the CCH Group under a new Swiss parent company, CCHBC, whose ordinary shares are expected to be registered under the Exchange Act (by operation of Rule 12g-3(a) under the Exchange Act) and listed for trading on the NYSE in the form of American depositary shares.  The exchange offer and subsequent Greek statutory buy-out and sell-out have been structured to ensure that any Coca-Cola Hellenic security holder who wishes to remain a holder of public securities will not be deprived of any of the benefits of public ownership that it currently enjoys.  The exchange offer is conditional on the NYSE listing of the CCHBC ADSs, and the consideration offered in the exchange offer and the subsequent Greek statutory buy-out and sell-out will consist of ordinary shares or ADSs with substantially the same economic and voting rights as Coca-Cola Hellenic Shares, or Coca-Cola Hellenic ADSs.  CCHBC Shares and CCHBC ADSs are expected to be registered, when issued, under the Exchange Act and listed on the NYSE.  Under mandatory provisions of Greek law, CCHBC is required to offer to holders participating in the Greek statutory buy-out or sell-out a cash alternative.  The cash alternative has been set according to Greek law at €13.58, which is equal to the minimum amount permitted by Greek law, calculated based on the volume-weighted average market price of the Coca-Cola Hellenic Shares on the Athens Exchange over the six months ended October 9, 2012, the last trading day preceding the date on which CCHBC initiated the Greek offer under Greek law.

The SEC has recognized that certain transactions will not have the effects enumerated by Rule 13e-3(a)(3)(ii) and, accordingly, has provided exemptions from the rule, including the exemption set forth in Rule 13e-3(g)(2).  This exemption applies to any Rule 13e-3 transaction in which security holders “are offered or receive only an equity security,” provided that three conditions are met: (1) the offered equity security has substantially the same rights as the subject equity security, including, but not limited to, voting, dividends, redemption and liquidation rights (a requirement that is deemed to be satisfied if the offered security is common stock); (2) the offered equity security is registered pursuant to Section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to Section 15(d) of the Exchange Act; and (3) if the subject security is an exchange listed or quoted security, the offered equity security is similarly either listed or quoted. These three conditions will be met in the proposed transaction.

In addition, the Staff has noted, in its Compliance and Disclosure Interpretations on Going Private Transactions (January 26, 2009), that “[i]f security holders are offered the opportunity to elect either cash or stock consideration, the exception in Rule 13e-3(g)(2) remains available provided that the cash, at the time it is first offered, is substantially equivalent to the value of the security offered and both options are offered to all security holders.”  Release No. 17719 (Question 11) further  states that “[…] the exception’s objective of ensuring that the security holders are afforded a meaningful opportunity to maintain their equity interest is defeated if the cash option is clearly more desirable than the alternative qualifying equity security.” In other words, consistent with the purpose of the exception, the requirement of substantial equivalence essentially is intended to ensure that the share consideration is an economically genuine alternative to the cash consideration.

We believe that this requirement is met in the proposed transaction. As noted above, the mandatory cash alternative being offered to holders participating in the Greek statutory buy-out and sell-out has been set at €13.58, the minimum permitted according to Greek law.  This amount is fixed and will not vary.  By way of comparison, the closing price of Coca-Cola Hellenic Shares on the Athens exchange was €17.88 on November 30, 2012.

As (i) the quantum of the mandatory cash alternative is fixed and known upfront, and, by some margin, is  not “clearly more desirable than the alternative qualifying equity security” and (ii) CCHBC has stated that it will view the transaction as successful only if it achieves a 90% minimum acceptance level and that it will proceed with the Greek statutory buy-out promptly after completion of the exchange offer, we believe that, in this instance, the point in time when the cash alternative is “first offered” to holders is when the exchange offer materials are initially made available to holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs, and the offerees make their investment decision.  The relevant determination date of substantial equivalence should therefore be the date the exchange offer commences.  The possibility that trading price fluctuations may subsequently cause the value of the share consideration relative to the cash consideration to vary is no different than in other transactions and is recognized by the Staff’s guidance that sets the determination date at the time the cash alternative is “first offered.”

For these reasons, we believe that the proposed transaction is exempt from Rule 13e-3 under the Exchange Act.

4.                                      We note that CCHBC has received tender commitments from certain shareholders of Hellenic representing 37.2% of the total outstanding shares, and that a major shareholder, Kar-Tess has stated that it will also tender into the exchange offer. Taken together, over 60% of the currently-outstanding shares will be tendered into the exchange offer. The execution of a lock-up agreement may constitute an agreement of sale under the Securities Act; however, the staff will not object to lock-up agreements in a registered offer under the circumstances described in C&DI 139.30. In your response letter, explain how you fall within the parameters of the C&DI.

Response:

CCHBC believes that it complies with the guidance issued by the Staff in C&DI 139.30 because (i) The Coca-Cola Company, which indirectly owns an aggregate of approximately 23.4% of the outstanding and issued Coca-Cola Hellenic Shares (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs), is the only shareholder that has provided a Tender Commitment for CCHBC Shares to be registered on the Form F-4, (ii) the shares subject to all Tender Commitments do not represent in the aggregate 100% of the outstanding Coca-Cola Hellenic Shares, (iii) the exchange offer is open to all holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs and (iv) all holders participating in the exchange offer are offered the same consideration.  We note that CCHBC has also received Tender Commitments from Coca-Cola Hellenic shareholders outside the United States in reliance on Regulation S under the Securities Act and four long-term Coca-Cola Hellenic shareholders resident in the United States owning an aggregate of approximately 1.2% of the outstanding and issued Coca-Cola Hellenic Shares in reliance on a private placement exemption from Securities Act registration.  Each of these shareholders will receive CCHBC Shares that are not registered on the Form F-4 and are restricted securities.

5.                                      We note that written communications under Rule 425 were filed after you filed the registration statement under the company’s and Hellenic’s Exchange Act file numbers. Subsequent to the filing of the registration statement, Rule 425 filings should be made under the Securities Act file number of the Form F-4. See Regulation M-A telephone interpretation B.12 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.

Response:

We respectfully acknowledge the comment of the Staff.  Any further filings will be made under the file number of the Form F-4.

Prospectus Cover Page

6.                                      Your outside front cover page should be limited to one page and should include the information required by Item 501 of Regulation S-K, including the legends required by Item 501(b)(5) and (7). Please revise as appropriate.

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure on the cover page of the Amended Form F-4 and confirms that the front cover page includes the information required by Item 501 of Regulation S-K, including the legends required by Item 501(b)(5) and (7).

Questions and Answers about the Exchange Offer, page 1

What Is CCHBC proposing to do?, page 1

7.                                      Refer to the last sentence in this section. Explain what is meant by the phrase “subject to limitations imposed by local laws and regulations applicable to such holders”? As you know, Rule 14d-10 requires that the exchange offer be open to all holders of Hellenic Shares, wherever located. Rule 14d-1(d)(2)(ii) permits the use of the existing “dual offer” structure, but does not permit the exclusion of Hellenic shareholders located in particular jurisdictions and is premised on equal treatment of all target shareholders. See Rule 14d-1(d)(1).

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure on page 1 of the Amended Form F-4 by replacing the phrase “subject to limitations imposed by local laws and regulations applicable to such holders” with “in accordance with local laws and regulations applicable to such holders.”  CCHBC confirms that the Greek offer is open to all holders of Coca-Cola Hellenic Shares, which is a requirement of Greek law.

Summary, page 15

8.                                      Please briefly describe the capital increase and power of attorney, and disclose, if true, that shareholder approval is required to issue the securities in the exchange offer.

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure on page 24 of the “Summary” section in the Amended Form F-4 to reflect the information regarding the capital increase and power of attorney, including the requirement for shareholder approval to issue the securities in the exchange offer.  The capital increase is expected to be approved by Kar-Tess Holding, as sole shareholder of CCHBC, and implemented by the CCHBC board on or before the settlement date, but after commencement of the exchange offer.

9.                                      We note the disclosure throughout your document regarding the Greek compulsory buy-out and sell-out. As noted above, we believe this disclosure may be impacted by the processing of your exemptive and no-action request letter and we are therefore not commenting in detail. However, we note the following general issues which should be addressed in revised disclosure:

•                       It appears that the compulsory buy-out and the sell-out will occur at the same or may partially overlap. How will this work as a practical matter? For example, if the compulsory acquisition is effected immediately after the expiration of the exchange offer, as a practical matter, how can remaining Hellenic holders exercise their put right? Provide additional details regarding the timing of both procedures, the interplay between them, including how they may overlap and the consequences for holdout target shareholders.

•                       It may be helpful to revise the term “compulsory” as it is used to describe the sell-out process whereby remaining Hellenic shareholders can put their shares to CCHBC. It is our understanding that the compulsory buy-out is a transaction initiated by CCHBC and in which remaining Hellenic shareholders will have no choice in whether to participate (except to elect the form of consideration). On the other hand, the sell-out procedure is a put right whereby remaining Hellenic shareholders can require CCHBC to purchase their shares. We believe using the same term to describe transactions which are compulsory as to different entities (hold out shareholders versus CCHBC) is confusing.

•                       Since the consideration payable for the compulsory buy-out and sell-out is the same, clearly describe and compare the rights of security holders under the two procedures including any differences in payment procedures.

•                       You state on page 85 that the compulsory buy-out will cause any remaining shareholders to transfer those shares to CCHBC as soon as practicable after the expiration of the acceptance period for the exchange offer but in any event not later than three calendar months thereafter. However, you state on page 86 that the compulsory buy-out procedure is initiated by filing a request with the HCMC within three months of the results announcement, and that the date of the compulsory buy-out will be established by the HCMC. Please reconcile and disclose the duration of the compulsory buy-out procedure. See our comment above regarding the need to discuss the overlap between the buy-out and sell-out procedures.

•                       Disclose more prominently that the 13.58 Euro cash election amount was determined by a formula set by Greek regulatory requirements, is the minimum price required to be offered under applicable Greek law, and is less than the last reported sale price of Hellenic Shares.

•                       You state on page 86 that the compulsory sell-out procedure will occur during the three calendar months after the publication of the results of the exchange offer. Please describe in greater detail how a shareholder would sell shares under this procedure.

•                       Your existing disclosure indicates that a shareholder in the compulsory buy-out or sell-out may elect between receiving one CCHBC share or 13.58 Euros. Please clarify what consideration will be paid if a shareholder fails to make an election.

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure related to the Greek statutory buy-out and sell-out throughout the Amended Form F-4.  Among other things:

•                  The disclosure on page 90 has been revised to reflect that completion of the Greek statutory buy-out would terminate the Greek statutory sell-out period, as there would be no Coca-Cola Hellenic Shares remaining outstanding.

•                  The terms “Greek compulsory buy-out” and “Greek compulsory sell-out” have been revised to “Greek statutory buy-out” and “Greek statutory sell-out” to better reflect the statutory basis of both procedures under Greek law.

•                  The disclosure on pages 87-90 has been revised to include additional information on timing of the Greek statutory buy-out and sell-out and the methods of payment or settlement under each procedure.

•                  The disclosure on pages 89-90 has been revised to clarify that CCHBC may initiate a request to the HCMC within three months of the expiration date of the exchange offer. The HCMC will generally consider the request for two weeks and, upon approval, set a date for cessation of trading of Hellenic shares which will be at least fifteen Greek business days following the approval.

•                  The disclosure on page 88 has been revised to clarify that the cash consideration payable pursuant to the Greek statutory buy-out and sell-out is determined pursuant to a specified formula under Greek law, is the minimum price required to be offered pursuant to Greek law, and is expected to be less than the last reported sale price per Coca-Cola Hellenic Share.

•                  The disclosure on pages 89-90 has been revised to clarify the procedure in respect of the Greek statutory sell-out and the Greek statutory buy-out.  This disclosure will be supplemented and amended, to the extent required, in the Form F-4 and/or post commencement by way of a prospectus supplement and amendment to Schedule TO, to reflect rulemaking and guidance issued by the HCMC.

•                  The disclosure on pages 88-89 has been revised to reflect that since the Greek statutory sell-out is a procedure that the Coca-Cola Hellenic security holders have discretion to use, there would be no default consideration.  The Coca-Cola Hellenic security holders will elect the form of consideration they wish to receive when participating in the sell-out procedure.  As a practical matter, a Coca-Cola Hellenic security holder electing to receive cash would sell Coca-Cola Hellenic shares on the open market to CCHBC at any time during the statutory three-month sell-out period.  CCHBC would be required to acquire these shares pursuant to a standing purchase order it has to place at the commencement of the sell-out period at the minimum bid price required by the Greek tender offer rules (i.e., €13.58).  A Coca-Cola Hellenic security holder electing to receive shares would provide an election form to HELEX at any time prior to the expiration of the statutory three-month sell-out period.

Regarding the Greek statutory buy-out, CCHBC is seeking guidance from the HCMC whether the default consideration can be CCHBC Shares as will be requested by CCHBC, or whether it will be required to be cash.  CCHBC will supplement the disclosure in the registration statement based on any guidance it may receive from the HCMC.  It is unclear whether the HCMC will issue formal or informal guidance prior to effectiveness of the Form F-4.

Should share consideration be the default, CCHBC envisages that those shares would be issued in book-entry form and delivered through DSS to the DSS account from which the Coca-Cola Hellenic Shares were tendered.

10.                               Please clarify, if true, that the maximum cash expenditures associated with the Greek compulsory buy-out and sell-out and transaction costs is 550 million Euros.

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure on page 4 of the Amended Form F-4 to clarify that the maximum cash expenditure associated with the exchange offer, the Greek statutory buy-out and the Greek statutory sell-out is expected to be no more €550 million.

Will I have to pay any fees or commissions for tendering my Coca-Cola Hellenic Shares and/or Coca-Cola Hellenic ADSs?, page 10

11.                               In your response letter, confirm that the fees described are being assessed for all Hellenic security holders, not just those participating in the U.S. Offer.

Response:

CCHBC has revised the disclosure in relation to fees assessed for all Coca-Cola Hellenic security holders to reflect several recent developments in the Amended Form F-4.  In particular, CCHBC has received a ruling from the Greek Ministry of Finance confirming that no Greek transaction tax will be payable in connection with the exchange offer.  In the context of the Greek statutory buy-out and the Greek statutory sell-out, the same treatment should apply with respect to Coca-Cola Hellenic Shares exchanged for share consideration.  However, Greek transaction tax will still be payable by security holders whose Coca-Coca Hellenic Shares are sold or compulsorily bought out for cash.

In addition, CCHBC understands that, as a result of proposed amendments to the draft bill contemplating the Greek capital gains tax, the capital gains tax is expected to apply only to capital gains arising from the sale of securities acquired on or after January 1, 2014.

CCHBC confirms that the 8 basis point HELEX clearing duties levied on each of the transferor and transferee will be paid by CCHBC for all Coca-Cola Hellenic security holders in the exchange offer and the Greek statutory buy-out and sell-out.  All Coca-Cola Hellenic security holders will, however, be responsible for their own brokerage fees and commissions and all other governmental charges and taxes payable in connection with the tender of their securities.

12.                               Clarify what will happen if tendering security holders do not submit the required fee with their letters of transmittal. Will their tenders be rejected? Will they be notified? Will their tendered Shares be returned, and if so, when?

Response:

As indicated in response to Question 11, CCHBC has revised the disclosure in the Amended Form F-4 to reflect that no Greek transaction tax or Greek capital gains tax will be payable in connection with the exchange offer and that it will assume the HELEX clearing duties levied on each of the transferor and the transferee.  Therefore, no required fee or transaction tax would need to be submitted with the letters of transmittal or acceptance forms.

In the context of the Greek statutory buy-out and sell-out, the same treatment should apply with respect to Coca-Cola Hellenic Shares exchanged for share consideration.  With respect to Coca-Cola Hellenic Shares sold or compulsorily bought out for cash, the cash consideration will be paid net of the Greek transaction tax, which will be withheld in accordance with customary HELEX procedures.  Disclosure to that effect has been included in the Amended Form F-4 on pages 3, 12, 18 and 88.

Material Tax Considerations, page 24

13.                               You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words “intended” in the first sentence and “[a]ssuming the exchange offer so qualifies” in the second sentence. Make similar revisions on pages 125 and 126. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(C)(3), which is available on our website.

Response:

CCHBC has revised the disclosure on pages 25, 114, 117 and 118 of the Amended Form F-4 in response to the Staff’s comments.

Interests of Certain Persons in the Exchange Offer, page 24

14.                               If any officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction, please disclose this here.

Response:

CCHBC has revised the disclosure on page 186 of the Amended Form F-4 to reflect that no officers or directors will receive any compensation, fees, bonuses, stock options or vesting of stock options in connection with the transaction.  Existing stock options on Coca-Cola Hellenic Shares will be replaced with stock options on CCHBC shares on substantially the same terms following completion of  the transaction.

Summary Financial Information for Coca-Cola Hellenic, page 27

15.                               Please disclose the book value per share as of the date of the most recent balance sheet. See Item 3(f)(1) of Form F-4.

Response:

In response to the Staff’s comment, CCHBC has revised the disclosure on page 29 of the Amended Form F-4 to include book value per share as of the date of the most recent balance sheet.

Where you can find more information, page 31

16.                               We note that Hellenic furnished its results for the nine months ended 28 September 2012 in a Form 6-K on November 8, 2012. Please incorporate this Form 6-K by reference into the CCHBC Form F-4. Please also update the summary financial information for Hellenic (page 27) and pro forma financial information (page 65).

Response:

Consistent with the treatment of its results for the six months ended June 28, 2012, Coca-Cola Hellenic intends to file, in the coming days and before effectiveness of the Registration Statement, its results for the nine months ended September 28, 2012, on a separate Form 6-K, which will be accompanied by additional operating and financial review and prospects disclosure in line with disclosure to be provided outside the United States in connection with the transaction, and which CCHBC will incorporate by reference into the Form F-4.  The disclosure on page 33 has been revised to incorporate this Form 6-K by reference into the Amended Form F-4.  The disclosure in respect of the summary financial information (page 29) and pro forma financial information (pages 67-75) has been revised in response to the Staff’s comments to include the financial results for the nine months ended September 28, 2012.

Risk Factors, page 36

17.                               On page 39 you state that the ability of Hellenic to make loans or distributions to CCHBC may be restricted by financing agreements, capital controls, foreign exchange limitations, and the requirements of applicable laws. In an appropriate location, please clarify any existing or presently contemplated restrictions in Greek law or otherwise that would restrict payments to CCHBC. To the extent material, please clarify CCHBC’s funding sources for the repayment of parent-level indebtedness and/or the payment of dividends.

Response:

CCHBC notes that the risk factor on pages 40-41 of the Amended Form F-4 related to CCHBC’s holding company status includes a general discussion of potential restrictions that may impact the ability of Hellenic to make loans or distributions to CCHBC, given the structure of the company and the distribution of its operations.  CCHBC confirms that there are no current or presently contemplated restrictions as a result of Greek law or any other arrangements of which it is aware and which would be material or require additional disclosure in the Form F-4.

As described on pages 4, 39, 42 and 112 of the Amended Form F-4, CCHBC intends to repay any outstanding balance under the Statutory Buy-Out Facility and the Bond Refinancing Facility through its own funds, including cash flow provided by operating activities of the CCH Group, and/or one or more capital markets transactions involving debt, equity or equity-linked securities, which may include one or more issuances of new Coca-Cola HBC Shares.  The additional disclosure also states that Coca-Cola HBC currently intends, subject to market and other conditions, to establish in the short or medium term the number of Coca-Cola HBC Shares outstanding (include Coca-Cola HBC Shares represented by Coca-Cola HBC ADSs or depositary instruments) at substantially similar levels as the number of Coca-Cola Hellenic Shares outstanding (including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs) prior to the announcement of the exchange offer.

As described on pages 48, 49 and 172 of the Amended Form F-4, CCHBC may be able to utilize “qualifying reserves” recognized under Swiss law upon completion of the exchange offer to distribute dividends on CCHBC Shares that are expected, under certain circumstances, to be free of Swiss withholding tax for the foreseeable future.  CCHBC would also be able to pay dividends out of distributable profits or freely distributable reserves (other than qualifying reserves), but such dividends would be subject to Swiss withholding tax.  Distributions from Hellenic to CCHBC are addressed on pages 135-136 of the Amended Form F-4.  As described on pages 91-92, the exchange offer is not expected to affect the CCH Group’s current dividend policy.

18.                               We note your risk factor on page 56 addressing the Greek government debt crisis. In order to provide additional context to investors, and to the extent material, please revise to address what approximate percentage of your financial assets and production capacity are located in Greece.

Response:

CCHBC has revised the disclosure on page 58 of the Amended Form F-4 in response to the Staff’s comment.

19.                               On page 58 you indicate that Italy accounted for 15% of your sales volume. Please revise to clarify the percentage of your revenues Italy accounted for.

Response:

CCHBC has revised the disclosure on page 60 of the Amended Form F-4 in response to the Staff’s comment.

Background of the Exchange Offer, page 74

20.                               Please discuss fully the reasons why Hellenic chose to establish a holding company in Switzerland and a premium listing on the London Stock Exchange. In this regard, explain the reasons for incorporating in one jurisdiction and establishing a primary listing in a separate jurisdiction.

Response:

CCHBC has revised the disclosure on page 78 of the Amended Form F-4 in response to the Staff’s comment.

The Exchange Offer, page 94

Conditions to the Exchange Offer, page 98

21.                               We note that you may determine in your “sole judgment” whether any offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has occurred.

Response:

CCHBC has revised the disclosure on page 97 of the Amended Form F-4 in response to the Staff’s comment.

22.                               Refer to the disclosure on page 4 of the prospectus. In the last paragraph in the section entitled “What are the conditions to the exchange offer?,” you state that CCHBC may also “revoke the exchange offer following approval of the HCMC if there is an unforeseen change of circumstances that is beyond CCHBC’s control and that renders continuation of the exchange offer particularly onerous.” This condition should be described in greater detail in this section in a manner that is objectively understandable to shareholder.

Response:

The Greek tender offer rules permit an offeror to revoke a tender offer “if there is an unforeseen change of circumstances that is beyond the bidder’s control and that renders continuation of the exchange offer particularly onerous.”  Revocation requires, however, the prior approval of the HCMC.  CCHBC understands that there is no precedent in Greek practice nor any elaborations from the Greek regulator on revocations of this type, and thus no further guidance or details available in respect of the conditions or circumstances under which the HCMC would approve the revocation of a tender offer on these grounds.

23.                               All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not before acceptance of the securities for exchange. We note the language claiming it is your right to assert the failure to satisfy a condition “following acceptance for exchange but prior to exchange” which is not consistent with the position expressed in the preceding sentence. We will likely have further comments pending review of your exemptive and no-action request letter.

Response:

CCHBC has revised the disclosure on page 97 of the Amended Form F-4 in response to the Staff’s comments to remove the specified language.  CCHBC looks forward to discussing the exemptive and no-action request letter with the Staff.

Revolving Credit Facility, page 113

24.                               We note your discussion about the change in control provisions associated with the revolving credit facility. With a view to disclosure, please advise whether any other material agreements contain change in control or additional indebtedness provisions that would be triggered by the proposed transaction and discuss how you have addressed them.

Response:

In response to the Staff’s comment, the bottlers’ agreements with The Coca-Cola Company are material agreements that contain change of control clauses that could be triggered by the proposed transactions.  As disclosed in the Form F-4, The Coca-Cola Company has however agreed to extend the term of the bottlers’ agreements for a further 10 years until 2023.

Material Tax Considerations, page 115

25.                               We note your statement in the first paragraph that “this summary does not purport to be a legal opinion.” Please revise and disclose throughout this section that you have received tax opinions from the firms you have identified in the exhibit index. Also revise your disclosure to reflect that you have filed either a long-form or short-form tax opinion for each jurisdiction, as applicable. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section III(B), which is available on our website.

Response:

CCHBC has revised the disclosure in the “Material Tax Considerations” section from pages 114 to 132 of the Amended Form F-4 in response to the Staff’s comments.

26.                               Please revise the introductory paragraphs under the Greece and Switzerland sections to reflect that the disclosure is not a “general summary,” but addresses the “material tax consequences” to security holders.

Response:

CCHBC has revised the disclosure on pages 114 and 117-118 of the Amended Form F-4 in response to the Staff’s comments.

Part II

Exhibits

27.                               Your disclosure indicates that CCHBC’s shareholder and board need to approve a capital increase required for the issuance and delivery of the securities in the transaction. If the legal opinion is subject to the assumption that the required shareholder approval will be obtained, please advise us of the timeframe for approval and confirm that you will file an unqualified opinion no later than the closing date of the exchange offer. For guidance, see Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011) - Legality and Tax Opinions in Registered Offerings, Section II(B)(2)(d), which is available on our website.

Response:

Under Swiss law, the issuance of the CCHBC Shares pursuant to the exchange offer will require a shareholder resolution approving the capital increase, as well as additional steps implementing the shareholder resolution, including, among other things, a board resolution (which will amend CCHBC’s articles of associations) and a filing with and entry on the Commercial Register of the Canton of Zug, Switzerland.  The sole shareholder of CCHBC, Kar-Tess Holding, will approve the capital increase on or before the settlement date of the exchange offer.  The additional steps implementing the shareholder resolutions will be performed on the settlement date.  As a result, in compliance with the Staff’s guidance, the legal opinion to be filed as Exhibit 5.1 prior to effectiveness of the Form F-4 will contain required assumptions relating to the capital increase, and CCHBC will file a validity opinion that is unqualified as to the capital increase on the closing date of the exchange offer.

28.                               We note you have not filed several exhibits, including a translation of your Articles, the legal opinion, and several tax opinions. Please note that we review, and comment upon, these documents. Please allow sufficient time for us to do so. Also, please file any agreements with Coca-Cola, including the recently amended bottlers’ agreement.

Response:

As requested by the Staff, CCHBC has filed or will file the required exhibits to the Registration Statement prior to its effectiveness.  In particular, the Amended Form F-4 includes Exhibit 5.1 (opinion of Swiss counsel), Exhibits 8 (tax opinions) and a new Exhibit 4.3 (Bottlers’ Agreement Extension).  CCHBC confirms that it will file an English translation of Exhibit 3.1 (Articles of Association), as well as Exhibit 4.1 (Shareholders’ Agreement) and Exhibit 4.2 (Relationship Agreement), in advance of the effectiveness of the Registration Statement.

Undertakings

29.                               Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response:

CCHBC has revised the undertakings on pages II-4 and II-5 of the Amended Form F-4 as requested by the Staff to include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Signatures

30.                               Please revise to provide the signature of your acting principal executive officer, principal financial officer, and principal accounting officer.

Response:

CCHBC respectfully submits to the Staff that, as a business combination related shell company incorporated for purposes of the exchange offer, CCHBC has not yet appointed members of management in the positions of principal executive officer, principal financial officer and principal accounting officer.  The full composition of the board of directors and management of CCHBC will be established on the settlement date of the exchange offer.  In the absence of members of management assuming delegated managerial functions, the whole board of directors currently assumes these functions pursuant to Swiss law.  A statement to this effect has been added on the signature page.

* * * *

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

/s/ Spyros Mello
Spyros Mello Chief Compliance Officer and Deputy General Counsel